December 17, 2010

VIA FACSIMILE AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C. 20549

Re:	ShoreTel, Inc. (the “Company”)
File No. 001-33506

Ladies and Gentlemen:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated December 6, 2010 (the “Comment Letter”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the order they appear in the Comment Letter.

Form l0-K filed September 10, 2010

Item 1. Business, page 3

1.	Please disclose the dollar amount of backlog orders that you believe to be firm, as of your balance sheet date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Item 101 (c) of Regulation S-K provides that “to the extent material to an understanding of the registrant’s business taken as a whole, the description of each such segment shall include the information specified in paragraphs (c)(1) (i) through (x) of this section.” The Company advises the Staff that most orders included in backlog include product, support and services orders and can be rescheduled or cancelled by customers without significant penalty. In addition, support revenue is recognized over the term of the support contract, which ranges from one to five years. Because of the generally short cycle between order and shipment and occasional customer changes in delivery schedules or cancellation of orders, we do not believe that our backlog, as of any particular date, is necessarily indicative of actual revenues for any future period. In addition, with revenue of $148.4 million for the fiscal year ended June 30, 2010, the Company did not believe that its backlog amount would be material to investors.

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Intellectual Property, page 9

2.	You state that a factor in determining your success as a company depends on protecting your intellectual property. Please supplement your disclosure to provide more information about the duration of your intellectual property. Refer to Item 101(c)(iv) of Regulation S-K.

The Company advises the Staff that its various patents have expiration dates ranging from 2016 to 2029. The Company will include this disclosure in the sub-section entitled “Intellectual Property” in the “Business” section of its next Annual Report on Form 10-K.

Item IA. Risk Factors

We are exposed to fluctuations in the market value of our money market funds and investments..., page 20, and

Note 4. Fair Value Disclosure, page 57

3.	For each class of debt and equity securities subject to fair value measurements using significant other observable inputs (Level 2), please disclose the valuation technique (or multiple valuation techniques) used, such as the market approach, income approach, or the cost approach, and the inputs used in determining their respective fair values. Refer to ASC Topic 820-10-50-2(e).

We advise the Staff that we relied on independent broker quotes in determining the fair value of the short-term investments. The Company will note this approach in the footnote in its future filings in Form 10-Q’s and 10-K’s.

4.	It is unclear to us how certain of your investments in money market funds could be subject to impairment or default risk. Tell us more about the issuers and why it would be appropriate to account for their money market funds and other issued securities as cash equivalents. Please advise or revise.

We advise the Staff that our short-term investments as of June 30, 2010 consisted of corporate and government securities. Our cash and cash equivalents included deposits with banks and balances in money market funds. We classify balances in money market funds as cash and cash equivalents based on their liquidity and relatively short maturity dates. Substantially all of our cash, cash equivalents and short-term investments are managed by multiple large financial institutions and are held in securities with rating of A (or equivalent thereof) or higher. The reference to the risk of impairment or default on money market funds and investments portfolio in “Item 1A. Risk Factors” refers to the inherent risk included in such balances based on the underlying securities held within their portfolios and the loss of value in uncertain economic times and market conditions, as it is technically possible for the value of money market funds to decline.

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Item 8. Financial Statements and Supplementary Data

Tender Offer, page 62

5.	It does not appear that you accounted for the option exchange transaction as a modification of an equity award. In this regard, we note that you based the incremental compensation cost on the excess of the fair value of the old options over the fair value of the options immediately before cancellation, instead of the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Citing your basis in the accounting literature, tell us how your measurement of incremental compensation cost arising from the cancellation of a prior option award accompanied by a concurrent grant of a new option award is appropriate.

The Company notes that the wording in the footnote description was in error. The footnote should have read, “incremental compensation cost was measured as the excess of fair value of the replacement (new) options over the fair value of the original options immediately before cancellation….” The Company further notes that the accounting treatment of the transaction was consistent with the requirements of Statement of Financial Accounting Standards No. 123(R), Stock-based compensation, even though the wording in the footnote was not. The Company will correct the wording for this disclosure in future filings in Form 10-K’s.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Item 11. Executive Compensation

Director Compensation

6.	For each director, disclose by footnote the total number of stock awards and the total number of option awards outstanding at fiscal year end. Refer to the Instruction to Item 402(i)(2)(iii) and (iv) of Regulation S-K.

We respectfully note that footnotes 3-7 and 9-14 disclose the total number of stock awards and the total number of option awards outstanding at fiscal year end outstanding for each director.

7.	When your directors elect to receive stock in lieu of their annual cash retainer, please disclose both the amount of annual cash retainer earned by each director as well as the value of the stock received that represents 120% of the cash retainer earned. Also, please tell us in your response letter why you disclosed the full amount of the annual cash retainer received as stock in the stock awards column rather than the cash awards column. For guidance, please refer to Instruction 2 to Item 402(c)(2)(iii) and (iv) and 119.03 Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 119.03, available at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htrn.

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We advise the Staff that the amount of annual cash retainer earned by each director is set forth under “Director Compensation – Cash Compensation” in our 2010 proxy (see end of second paragraph): “For fiscal 2010, Messrs. Bregman, Daichendt, Denman, Gregoire, Kissner and Thompson earned $45,597, $51,605, $51,605, $45,601, $66,003, and $53,998 in cash retainers, respectively and were issued in lieu of the cash retainer 7,613, 8,616, 8,616, 7,614, 11,020, and 9,016 shares of common stock, respectively.”

The Company advises the Staff that it elected to disclose the full amount of the cash retainer received as stock in the stock awards column rather than the cash awards column because the retainer was issued in the form of stock in lieu of cash, as the directors’ election had been previously made in advance of the payment and the Company did not believe that the cited instruction was applicable to the directors’ compensation table, as it appears by its terms to only apply to the Summary Compensation Table for named executive officers. The Company will in future filings report these amounts in the “Fees earned or paid in cash” column of the Director Compensation Table if the Staff believes that would be the appropriate column.

Compensation Discussion and Analysis

Non-Equity Incentive Plan Award

8.	You disclose that non-GAAP operating profit is defined as “operating income less stock-based compensation expense, litigation settlements and other non-recurring adjustments including the related tax adjustment.” Please disclose the “other non-recurring adjustments” so that it is clear how you calculate this non-GAAP performance measure from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

In response to the Staff’s comment, the “other non-recurring adjustments” in fiscal year 2010 is a benefit from a past restructuring charge of $27,000 and in fiscal year 2009 consists of a restructuring charge of $416,000 and a charge arising from cancellation of a contractual obligation that was included in the sales and marketing expense of $273,000.

The Company will include this disclosure in future filings.

Percentages of Base Salary

9.	Please disclose the specific threshold, target and maximum values for each performance target. For example, you disclose in footnote (1) to the Percent of Base Salary table that the threshold for payout of each element of the incentive award was 50% of target; however, you do not disclose the maximum value for each target. We encourage you to put the information about the specific threshold, target and maximum values for each performance target in a table. In addition, please explain how achievement between the threshold and target value and the target and maximum values translates into the payout amount (e.g., achievement of 78% of the target results in the payment of 78% of the payout amount; achievement of 104% of the target results in the payment of 104% of the payout amount).

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The Company notes the following dollar values which are associated with each of the percentages in the table that was included in the proxy statement. The Company will include this additional information in its Compensation, Discussion and Analysis Section in its next filed proxy statement. The Company also notes that if there was achievement between the target values, the payout would be on a sliding scale, corresponding to the percentage achieved. The Company will clarify this in its Compensation, Discussion and Analysis Section in its next filed proxy statement.

	Threshold(1)		Target		Percent of Base Salary (Annual Incentive Award) Max Above-Target
Name	(%)	($)	(%)	($)	(%)		($)
John W. Combs	42.5	148,750	85	297,000	127.5		446,250
Michael E. Healy	22.5	56,250	45	112,500	67.5		168,750
Donald J. Girskis	50.0	125,000	50	125,000	N/A	(2)	—
Pedro Rump	22.5	52,875	45	105,750	67.5		158,625
Walter Weisner	22.5	51,975	45	103,950	67.5		155,925

10.	You include statements throughout your compensation discussion and analysis regarding the role of individual performance in determining or adjusting non-equity incentive plan awards. Please disclose more specifically how the compensation committee’s and the chief executive officer’s consideration of individual performance and subjective factors resulted in the amounts each officer earned under the non-equity compensation plan for the last completed fiscal year.

The Company advises the Staff that the CEO provides the Compensation Committee with his assessment of each executive’s performance during each bonus period, and provides a recommendation, which the Compensation Committee can accept or modify for each executive’s performance rating, which then is applied to the formula for the bonus payment. Each of the named executive officers received favorable performance ratings in fiscal 2010. However, the Company did not achieve its overall revenue and profitability targets in the bonus plan in fiscal 2010, resulting in a cap on the possible amount of bonus for each executive as set forth below. In fiscal 2010, the Company’s achievement against its performance targets had a greater impact on bonus payments to the named executive officers than did individual performance. The impact of the performance rating was as follows for each of the named executive officers:

Name	Targeted Bonus	Bonus Calculation Resulting from Company Achievement During Bonus Period	Actual Bonus
John W. Combs	$297,500	$181,088	$181,088
Mike Healy	$112,500	$68,456	$70,000
Don Girskis(1)	$250,000	N/A	$247,528
Pedro Rump	$105,750	$64,349	$73,000
Walter Weisner	$103,950	$63,254	$67,000

(1)	Mr. Girskis did not participate in the Company’s bonus plan in fiscal 2010, as explained in more detail in our response to the Staff’s comment 11 below. His actual bonus amount represents sales commissions and discretionary bonus.

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The Company will include additional disclosure showing the relationship between the achievement of targets, performance rating and final bonus payout in future filings.

11.	Please discuss the non-equity bonus plan for Mr. Girskis. In your discussion, disclose the specific performance goals for each measurement period, including threshold, target and maximum levels for each performance goal, as well as the weight of each goal in determining the payout amount. If you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please note, however, that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

The Company advises the Staff that, as noted in the proxy statement, Mr. Girskis was measured on a number of performance goals during fiscal 2010. The targets for these goals on a quarterly basis were revenue (billings), individual goals, customer satisfaction and other, all of which are explained in more detail in the footnotes added below:

Fiscal 2010 Bonus Plan Objective Achievement As a Percentage of Targets for Mr. Girskis

Bonus Objective	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Revenue (billings)(1)	89%	102%	83%	105%
Individual Goals(2)	100%	83%	94%	100%
Customer Satisfaction(3)	99%	101%	102%	106%
Other(4)	108%	103%	80%	80%

Total	93%	100%	86%	103%

(1)	We do not disclose the specific billings quotas for Mr. Girskis since such disclosure would result in competitive harm to us. We established the sales quotas under his sales compensation plan at an amount we believed would be reasonably possible to achieve at 100% achievement, thus making it reasonably possible for him to earn his target commission. Exceeding the target sales quotas would be progressively more difficult, making it more difficult for him to earn higher commissions.

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(2)	Individual goals varied by quarter, and consisted of various revenue goals for certain regions (Australia-New Zealand, EMEA), certain resellers (primarily our “Tier 1” resellers) and certain products (primarily our contact center and small business bundled products), sales pipeline growth, number and size of new resellers and distributors signed, and sales personnel hiring (targeted headcount growth).
(3)	Customer satisfaction score is determined by the Company’s customer surveys.
(4)	“Other” consists of gross margin dollars or percentage, contact center sales and expense management.

Based on the achievement percentages noted, the components of the bonus paid to Mr. Girskis were:

	Metric weighting	Percentage of metric earned	Percentage of bonus earned
Revenue	68%	98%	67.2%
Individual Goals	12	95	11.1
Customer Satisfaction	8	103	8.6
Other Goals	12	103	12.1
Total percentage of bonus earned			99.0%

We understand that the Staff does not typically agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed. However, the targets do not correlate to any of the actual financial results of the Company that are disclosed. Furthermore, the Company believes that Mr. Girskis’ specific billings quotas (the “Quotas”) constitute trade secrets or privileged or confidential commercial or financial information, and therefore are of the type of information for which confidential treatment may be afforded.

Under Question 118.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Regulation S-K (“Question 118.04”) used to analyze confidential treatment pursuant to 17 C.F.R. § 200.80(b)(4) and § 552(b)(4) of the Freedom of Information Act (“FOIA”) (collectively, “Exemption 4”). Furthermore, the Company does not believe that disclosure of the specific Quotas is necessary for the protection of current or potential security holders of the Company.

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To qualify for confidential treatment under the case law cited in Question 118.04, information “must be (a) commercial or financial, (b) obtained from a person outside of the government, and (c) privileged or confidential.” Professional Review Organization v. United States Department of Health, 607 F. Supp. 423, 425 (D.D.C. 1985) (citations omitted) (hereinafter “Professional Review”).

A. Commercial or Financial Information. The Quotas are commercial and financial information that relate directly to the Company’s commercial and financial success. The Quota represents details of Mr. Girskis’ compensation package that would facilitate competitors to recruit him away from the Company. This type of information is typically treated as confidential within the industry, particularly for members of a sales force. The Company believes this is within the type of information that courts have found to fall within the definition of commercial or financial information. See, e.g., Critical Mass Energy Project v. Nuclear Regulatory Commission, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987) (“Thus, information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”); Comstock International (U.S.A.), Inc. v. Export-Import Bank, 464 F. Supp. 804, 806 (D.D.C. 1979) (hereinafter “Export-Import Bank”) (“There is little dispute that [a loan agreement and related progress reports] are commercial or financial information”); Gulf & Western Indus., Inc. v. United States, 615 F.2d 527, 529 (D.C. Cir. 1979) (hereinafter “Gulf & Western”) (“It is undisputed that the information in this case [regarding profit rates, actual loss data, general and administrative expense rates, projected rates and learning curve data] is financial or commercial”). Revenue and billings targets are directly related to the pursuit of profit. Accordingly, the Company believes the Quotas represent commercial or financial information for purposes of Exemption 4.

B. Obtained from a Person Outside of the Government. The Company is a private business, not a governmental entity. In addition, the term “person” has been found to include a corporation. See, e.g., In re Freedom of Information Act Appeal of William C. Hou, SEC Release No. FOIA-102 (January 23, 1989); Export-Import Bank, 464 F. Supp. at 806 (definition of “person” includes an individual, partnership, corporation, association or public or private organization). Thus, the Quotas have been obtained from a person outside of the government.

C. Privileged or Confidential. In Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992), cert. denied, 113 S.Ct. 1579 (1993), the court in an en banc decision reaffirmed the long-standing two-part confidentiality test as first articulated in National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974) (hereinafter “Morton”) where the court held that under Exemption 4, “information is privileged or confidential if (i) it is not usually released to the public and (ii) is of the type that, if released to the public, would cause substantial competitive harm to the person from whom it was obtained.” Both prongs of the Morton test must be satisfied in order for the Quotas to be considered “privileged or confidential” for purposes of Exemption 4. The court in Gulf & Western stated that: “In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need to be shown.” 615 F.2d at 530, citing National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) (hereinafter “Kleppe”). We believe, as elaborated more fully below, that the Quotas meets the test of confidentiality set forth in Morton and subsequent case law.

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1. No Release to Public.

The first test is whether the Company has publicly disclosed the sensitive commercial or financial information for which it seeks confidential treatment. The Company satisfies this first test because the Quotas have not been disclosed by the Company.

Moreover, the Quotas are the type of information that is not usually released to the public. The Quotas are information that is not normally disclosed, if ever, by companies in the Company’s industry. Revenue and billings quotas are critical to the Company’s sales compensation strategy. This type of financial information is the product of sensitive and critical analyses of business goals and potential and those of competitors and the industry as a whole. If this information is disclosed, it could be used by competitors to gain insight into the Company’s sales incentive and compensation structure and strategies. Competitors could use such information to their advantage and the Company’s detriment, particularly by enabling them to recruit the Company’s sales personnel or to change their compensation strategies in response.

2. Release Will Cause Substantial Competitive Harm.

The second test is whether release of the sensitive commercial or financial information for which confidential treatment is sought would be likely to cause substantial competitive harm. In Kleppe, the court set forth a two-part test to determine whether the release of information would likely cause substantial competitive harm. The first part is satisfied if actual competition exists. The second part is satisfied if substantial competitive injury would result from disclosure of the information.

(a) Actual Competition Exists. The Company satisfies the first part of the Kleppe test because it operates in a highly competitive industry, which is noted in the “Risk Factors” section of the Company’s Form 10-K. The Company notes that it has more than five principal competitors, including one with dominant market share.

(b) Disclosure of the Quotas Would Cause Competitive Injury. As discussed below, disclosure of the Quotas would likely cause substantial competitive injury to the Company, satisfying the second part of the Kleppe test.

Courts have long recognized the harms that can be caused by disclosure of confidential financial information and protected such information against disclosure. In Timken Company v. United States Customs Service, 491 F. Supp. 557, 560 (D.D.C. 1981), the court found that disclosure of price and quantity data would allow competitors to estimate the profit margin and production costs of certain distributors of roller bearings, thereby giving competitors insight into the distributors’ competitive strengths and weaknesses. Disclosure of such information could “enabl[e] competitors to undercut the distributors’ prices on certain models and weaken their overall profits through concentrating competition on their higher-profit bearings.” In Landfair v. United States Dept. of the Army, 645 F. Supp. 325, 329 (D.D.C. 1968), the court found that the disclosure of a company’s pricing and design information would enable its competitors to easily estimate and undercut its bids, causing harm to the company’s competitive position. In Mitsubishi Electric Corp., et al. v. United States Department of Justice, et al., 1977-1 Trade Cases (CCH) ¶ 61,356 (U.S. District Court, District of Columbia April 1, 1977) (hereinafter, “Mitsubishi”), the court found that the disclosure of royalty rates contained in a company’s

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licensing agreement would enable its competitors to estimate its profit margins, resulting in competitive harm to the company. In Braintree Electric Light Dept. v. Dept. of Energy, 494 F. Supp. 287, 290 (D.D.C. 1980) (hereinafter, “Braintree”), the court found that if one customer learned that another was purchasing the same product for less, it might try to negotiate the price downward or go to another supplier which “would certainly cause substantial harm to [the company’s] competitive position.”

Furthermore, courts have found that competitors can take advantage of information that is less than comprehensive. In Mitsubishi, the court found that although the existence of licensing agreements may be known by competitors, their specific terms are not, and that disclosure of the terms of one such agreement could impair a company’s bargaining position in negotiating future agreements. In Braintree, 494 F. Supp. at 290, the court noted that in attempting to underbid the competition, “all information concerning a competitor’s pricing mechanism becomes helpful” and that each piece of information has significance as a piece of the puzzle.

The Company believes this type of information is similar to the types of information cited in the various cases above. For instance, the Company believes that sales compensation data is quite similar to the distributor-related data held to be confidential in the Timkin case. Distributors are essentially a sales channel that is indirect instead of direct, as in the case of an internal sales force. Therefore, the Company believes that how a company compensates its sales channel is a form of confidential information. In the instant situation, the Company’s competitors would have considerable interest in learning the details of Mr. Girskis’ compensation package because such information would allow them to more easily recruit him or other sales personnel away from the Company. Further, since the Company plans to implement similar compensation plans in the future, disclosure of the Quotas with respect to any subsequently filed sales plans would enable competitors to observe historical patterns relating to the Company’s sales strategies. Accordingly, if the Quotas are disclosed, the Company believes they could be used by competitors to gain insight into the Company’s sales strategies and to use it to their advantage and the Company’s detriment.

D. Public’s Need for the Quotas

The Company believes that its security holders and potential security holders do not need to be informed of the Quotas and will not be prejudiced by non-disclosure of the Quotas. The Quotas are not relevant or material to persons considering an investment in the Company since investors will have the ability to review substantially all of the Company’s financial statements that are on file. Further, disclosure of the Quotas would contribute little to an investor’s understanding of the business. The Company believes that most investors would expect sales personnel to be compensated based on sales performance. As a result, because the revenue and billings targets are not otherwise atypical, the Company does not believe disclosure would be material. Moreover, the Company believes that preserving confidentiality of the Quotas is in the best interests of the Company’s stockholders, as disclosure of this information could harm the Company’s businesses, while benefiting its competitors.

Separation Agreement

12.	We note that you paid Mr. Combs a lump-sum payment of $201,600 in Apri1 2010 to relocate his principal residence to Silicon Valley. We further note that, in connection with his resignation on September 30, 2010, the board of directors waived the requirement under Mr. Combs’ employment agreement to repay a prorated amount of the relocation payment if his employment was terminated within 24 months of February 2010. Disclose whether Mr. Combs relocated to Silicon Valley prior to his resignation and why the board determined to waive the repayment of the relocation payment.

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Mr. Combs leased a home in Los Altos, California (Silicon Valley) prior to his resignation. The Board determined to waive repayment of the relocation payment in recognition of Mr. Combs’s six years of service to the Company, which was noted in the Company’s Current Reports on Form 8-K filed on July 14 and October 1, 2010.

Executive Compensation Tables

Summary Compensation

13.	Please revise footnote (2) to disclose all underlying assumptions used in the Black-Scholes option valuation model by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in your Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

The Company advises the Staff that it believes it disclosed the underlying assumptions it used in footnote 2. However, in response to the Staff’s comment, in future filings, the Company will include a reference to the discussion of the assumptions used in the Black-Scholes option valuation model in the footnotes to the financial statements in footnote 2 which will contain a more detailed discussion of those assumptions.

14.	You disclose in footnote (4) to the summary compensation table that the amounts disclosed as all other compensation for Messrs. Combs and Weisner represent relocation allowances in 2010 and travel expenses, living expenses and rent in 2008 and 2009. Please identify and quantify each benefit that is greater than $25,000 in the last fiscal year. Refer to Instruction 4 to Item 402(c)(2)(ix). In this regard, we note that Mr. Combs received a lump-sum relocation payment of $201,600 in 2010, but the amount shown as all other compensation for Mr. Combs is $258,931. Furthermore, we can find no disclosure of Mr. Weisner receiving a relocation payment in 2010 in your compensation discussion and analysis. Please disclose what the amount set forth under all other compensation for Mr. Weisner represents.

The Company advises the Staff that in fiscal 2010, “All other compensation” included $210,600 of lump-sum relocation payment and $57,331 of living allowance for Mr. Combs and $87,294 of living allowance for Mr. Weisner. The Company will include this disclosure in future filings.

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Outstanding Equity Awards at June 30, 2010

15.	You disclose in footnotes (13) through (16) to the table that you granted options that could be exercised even though they were not vested. In your response letter, please explain how the exercise of an unvested option operates and why the company issued these types of options.

In response to the Staff’s comment, we note that the options referenced were early-exercisable options. Such options may be exercised by the holder, however, the purchased shares are still subject to vesting, with the Company retaining a right of repurchase on said shares at the original purchase price, which right lapses over the vesting period. The Company will include this clarification in future filings. The Company notes that these options were issued prior to the Company’s initial public offering, and believes that options with such an “early exercise” right are fairly common in high technology companies, as it can allow option holders to exercise early to commence applicable holding periods for income tax purposes and receive more favorable tax treatment. The Company believes that many issuers have such early-exercisable options outstanding. The Company has not granted early-exercisable options since its initial public offering and has no current plans to do so in the future.

Potential Payments on Termination or Change in Control

16.	Please provide the disclosure required by Item 402(j) of Regulation S-K with respect to Mr. Combs. In this regard, we note that Mr. Combs was serving as the Chief Executive Officer at June 30, 2010.

The Company did not include Mr. Combs in the Potential Payments on Termination or Change of Control table because he was not eligible for such a payment even though he was serving as CEO at June 30, 2010. On July 14, 2010, Mr. Combs announced his resignation effective September 30, 2010 and was no longer eligible for such termination upon change of control payments. Additionally, the material terms of his separation agreement were disclosed elsewhere in the proxy statement. We therefore believed that inclusion of Mr. Combs in the table as of June 30, 2010 would be confusing or misleading given his impending departure.

17.	Please explain your references to the terms of retention incentive agreements for your named executive officers under “’—Retention Incentive Agreements’ above.” We are unable to locate this subsection of disclosure.

The reference to “—Retention Incentive Agreements” was a holdover from our prior proxy statement and should have not been included. The Company will delete this reference in future filings.

*                    *                     *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any further questions.

Very truly yours,

SHORETEL, INC.

/s/ Ava M. Hahn
Ava M. Hahn
VP & General Counsel

cc:	Peter Blackmore, CEO
Michael Healy, CFO
Jeffrey Vetter, Esq., Fenwick & West LLP
Mark Farley, Deloitte & Touche

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